Exhibit 99.2

RLX Technology Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

BEIJING, March 26, 2021 /PRNEWSWIRE/ - RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•                  Net revenues were RMB1,618.5 million (US$248.0 million), representing an increase of 44.5% from RMB1,120.2 million in the third quarter of 2020.

•                  Gross margin was 42.9%, compared to 39.1% in the third quarter of 2020.

•                  Net loss was RMB236.7 million (US$36.3 million), compared with net income of RMB7.8 million in the third quarter of 2020.

•                  Non-GAAP net income1 was RMB419.3 million (US$64.3 million).

Fiscal Year 2020 Financial Highlights

•                  Net revenues were RMB3,819.7 million (US$585.4 million) in fiscal year 2020, representing an increase of 146.5% from RMB1,549.4 million in the prior year.

•                  Gross margin was 40.0% in fiscal year 2020, compared to 37.5% in the prior year.

•                  Net loss was RMB128.1 million (US$19.6 million) in fiscal year 2020, compared with net income of RMB47.7 million in the prior year.

•                  Non-GAAP net income was RMB801.0 million (US$122.8 million).

“We are pleased to report financial and operational results for the fourth quarter of 2020. Throughout 2020, despite challenges stemming from COVID-19, our business remained resilient, and our management team maintained our focus on building and strengthening RELX as a trusted brand for adult smokers,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors and Chief Executive Officer of RLX Technology. “We continue to consistently uphold and practice our ethical principles, including facilitating the prevention of underage use of our products through our industry pioneering Guardian Program, introducing effective age-verification practices to the industry. This fourth quarter also witnessed the first anniversary of the launch of our Sunflower System, our technology-driven underage-access-prevention system. In addition, we continued to advance our Golden Shield Program in cooperation with the public, media and local authorities to combat sales of counterfeit products.”

“Looking forward, we plan to further solidify our leadership as we endeavor to continue investment in scientific research, enhance our technology and product development, strengthen our distribution and retail network, bolster supply chain and production capabilities, and extend our global capabilities. These strategic initiatives are designed to support our growth over the long-term,” Ms. Wang concluded.

Closing of Initial Public Offering (“IPO”)

On January 26, 2021, the Company completed the closing of its initial public offering of 133,975,000 American depositary shares (“ADSs”), each representing one Class A ordinary share. The number of ADSs issued at closing included 17,475,000 ADSs issued pursuant to the exercise in full of over-allotment option by the underwriters. At a price to the public of US$12.00 per ADS, the total offering size was US$1,607.7 million.

1  Non-GAAP net (loss)/income is a non-GAAP financial measure. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Fourth Quarter 2020 Unaudited Financial Results

Net revenues increased by 44.5% to RMB1,618.5 million (US$248.0 million) in the fourth quarter of 2020 from RMB1,120.2 million in the third quarter of 2020. The increase was primarily due to an increase in net revenues from sales to offline distributors, which was mainly attributable to the expansion of the Company’s distribution and retail network.

Gross profit increased by 58.6% to RMB694.1 million (US$106.4 million) in the fourth quarter of 2020 from RMB437.5 million in the third quarter of 2020.

Gross margin increased to 42.9% in the fourth quarter of 2020, compared to 39.1% in the third quarter of 2020.

Operating expenses were RMB852.6 million (US$130.7 million) in the fourth quarter of 2020, representing an increase of 124.4% from RMB380.0 million in the third quarter of 2020.

Selling expenses increased by 127.0% to RMB196.7 million (US$30.1 million) in the fourth quarter of 2020 from RMB86.7 million in the third quarter of 2020. The increase was mainly driven by (i) an increase in share-based compensation expenses, and (ii) an increase in branding material expenses.

General and administrative expenses increased by 75.4% to RMB447.0 million (US$68.5 million) in the fourth quarter of 2020 from RMB254.8 million in the third quarter of 2020. The increase was primarily due to (i) an increase in share-based compensation expenses, and (ii) an increase in professional service fees.

Research and development expenses increased by 441.9% to RMB208.9 million (US$32.0 million) in the fourth quarter of 2020 from RMB38.5 million in the third quarter of 2020. The increase was primarily driven by (i) an increase in share-based compensation expenses, and (ii) an increase in software and technical service expenses.

Share-based compensation expenses recognized in selling expenses, general and administrative expenses and research and development expenses in total were RMB656.1 million (US$100.6 million) in the fourth quarter of 2020 and RMB238.2 million in the third quarter of 2020. The increase was primarily due to the increase in fair value of ordinary shares of Relx Inc.

Loss from operations was RMB158.5 million (US$24.3 million) in the fourth quarter of 2020, compared with income from operations of RMB57.5 million in the third quarter of 2020.

Income tax expense was RMB110.6 million (US$17.0 million) in the fourth quarter of 2020, compared with income tax expense of RMB77.3 million in the third quarter of 2020, primarily due to an increase in taxable income.

Net loss was RMB236.7 million (US$36.3 million) in the fourth quarter of 2020, compared with net income of RMB7.8 million in the third quarter of 2020.

Non-GAAP net income was RMB419.3 million (US$64.3 million) in the fourth quarter of 2020.

Basic and diluted net loss per American depositary share (“ADS”) were both RMB0.165 (US$0.025) in the fourth quarter of 2020, compared to basic and diluted net income per ADS of RMB0.005 in the third quarter of 2020.

Non-GAAP basic and diluted net income per ADS2 were both RMB0.292 (US$0.045) in the fourth quarter of 2020, compared to RMB0.171 in the third quarter of 2020.

Fiscal Year 2020 Unaudited Financial Results

Net revenues increased by 146.5% to RMB3,819.7 million (US$585.4 million) in fiscal year 2020 from RMB1,549.4 million in the prior year. The increase was primarily due to an increase in net revenues from sales to offline distributors.

Gross profit increased by 162.9% to RMB1,527.6 million (US$234.1 million) in fiscal year 2020 from RMB580.9 million in the prior year.

Gross margin was 40.0% in the fiscal year 2020, compared to 37.5% in the prior year.

Operating expenses were RMB1,514.4 million (US$232.1 million) in fiscal year 2020, representing an increase of 188.7% from RMB524.6 million in the prior year.

Selling expenses increased by 23.3% to RMB443.2 million (US$67.9 million) in fiscal year 2020 from RMB359.4 million in the prior year. The increase was primarily due to (i) an increase in share-based compensation expenses, and (ii) an increase in salaries and welfare benefits to the Company’s selling personnel, partially offset by a decrease in e-commerce platform service expenses as the Company closed its stores on e-commerce platforms and ceased collaboration with e-commerce platform distributors in response to the October 2019 Announcement.

General and administrative expenses increased by 479.5% to RMB772.0 million (US$118.3 million) in fiscal year 2020 from RMB133.2 million in the prior year. The increase was primarily attributable to (i) an increase in share-based compensation expenses, and (ii) an increase in salaries and welfare benefits to the Company’s general and administrative personnel.

Research and development expenses increased by 837.2% to RMB299.3 million (US$45.9 million) in fiscal year 2020 from RMB31.9 million in the prior year. The increase was primarily due to (i) an increase in share-based compensation expenses, and (ii) an increase in salaries and welfare benefits to the Company’s research and development personnel.

Share-based compensation expenses recognized in selling expenses, general and administrative expenses and research and development expenses in total were RMB929.1 million (US$142.4 million) in fiscal year 2020 and RMB52.7 million in the prior year, primarily due to the increase in fair value of ordinary shares of Relx Inc.

Income from operations decreased by 76.7% to RMB13.1 million (US$2.0 million) in fiscal year 2020 from RMB56.4 million in the prior year.

Income tax expense was RMB230.5 million (US$35.3 million) in fiscal year 2020, representing an increase of 789.3% from RMB25.9 million in the prior year. The increase was primarily due to an increase in taxable income.

Net loss was RMB128.1 million (US$19.6 million) in fiscal year 2020, compared with net income of RMB47.7 million in the prior year.

Non-GAAP net income was RMB801.0 million (US$122.8 million) in fiscal year 2020.

2  Non-GAAP basic and diluted net (loss)/income per ADS is a non-GAAP financial measure. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Basic and diluted net loss per ADS were both RMB0.089 (US$0.014) in fiscal year 2020, compared to basic and diluted net income per ADS of RMB0.033 in the prior year.

Non-GAAP basic and diluted net income per ADS were both RMB0.557 (US$0.085) in fiscal year 2020, compared to RMB0.070 per ADS in the prior year.

Balance Sheet

As of December 31, 2020, the Company had cash and cash equivalents, restricted cash, short-term bank deposits and short-term investments of RMB3,421.4 million (US$524.4 million), compared to RMB811.7 million as of December 31, 2019.

Business Outlook

For the first quarter of 2021, the Company currently expects net revenues to exceed RMB2,300 million, and expects non-GAAP net income to exceed RMB590 million. The Company’s expected net income will also include share-based compensation expenses which depend on the Company’s share price and are not available without unreasonable efforts. The Company also expects gross margin to remain steady.

The above outlook is based on the current market conditions, including those related to the COVID-19 pandemic, and reflects the Company’s preliminary estimates of market and operating conditions, and users’ demand, which are all subject to change. Please refer to “Safe Harbor Statement” in this press release for risks associated with forward-looking statements.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 26, 2021 (8:00 PM Beijing/Hong Kong Time on March 26, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll free):	800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code：	1345855

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “RLX Technology Inc.” with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until April 2, 2021, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10152933

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology and product development capabilities and in-depth insights into adult smokers’ needs to develop superior e-vapor products. RLX Technology Inc. sells its products through an integrated offline distribution and “branded store plus” retail model tailored to China’s e-vapor market.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses Non-GAAP net (loss)/income and Non-GAAP basic and diluted net (loss)/income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net (loss)/income represents net (loss)/income excluding share-based compensation expenses. Non-GAAP basic and diluted net (loss)/income per ADS is computed using Non-GAAP net (loss)/income and the same number of ADSs used in GAAP basic and diluted net (loss)/income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net (loss)/income. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net (loss)/income, basic and diluted net (loss)/income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2020 is still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	135,544	1,113,988	170,726
Restricted cash	348,548	340,813	52,232
Short-term bank deposits	287,652	493,282	75,599
Receivables from online payment platforms	9,545	862	132
Short-term investments	40,000	1,473,349	225,801
Accounts and notes receivable	38,795	20,089	3,079
Inventories, net	219,311	329,123	50,440
Amounts due from related parties	—	21,006	3,219
Prepayments and other current assets	103,473	74,383	11,399
Total current assets	1,182,868	3,866,895	592,627

Non-current assets:
Amounts due from related parties	72,789	—	—
Property, equipment and leasehold improvement, net	66,452	74,500	11,418
Intangible assets, net	5,399	5,393	826
Long-term investments	5,000	4,000	613
Deferred tax assets	104	6,000	920
Right-of-use assets, net	90,227	91,743	14,060
Other non-current assets	21,266	11,354	1,740
Total non-current assets	261,237	192,990	29,577
Total assets	1,444,105	4,059,885	622,204

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	499,021	1,459,782	223,721
Contract liabilities	18,410	320,434	49,109
Salary and welfare benefits payable	42,318	179,558	27,518
Taxes payable	2,783	363,644	55,731
Accrued expenses and other current liabilities	25,633	116,929	17,920
Amounts due to related parties	298	11,174	1,713
Lease liabilities-current portion	31,439	45,073	6,908
Total current liabilities	619,902	2,496,594	382,620

Non-current liabilities:
Amounts due to related parties	646,011	—	—
Deferred tax liabilities	10,574	5,210	798
Lease liabilities-non-current portion	61,338	49,448	7,578
Total non-current liabilities	717,923	54,658	8,376
Total liabilities	1,337,825	2,551,252	390,996

Shareholders’ equity:
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized 1,436,815,570 and 1,436,815,570 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	94	94	14
Additional paid-in capital	59,544	1,589,857	243,656
Statutory reserves	1,000	1,000	153
Retained earnings/(Accumulated deficit)	46,461	(81,640)	(12,512)
Accumulated other comprehensive loss	(819)	(678)	(103)
Total shareholders’ equity	106,280	1,508,633	231,208
Total liabilities and shareholders’ equity	1,444,105	4,059,885	622,204

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	410,458	1,120,159	1,618,451	248,038	1,549,354	3,819,712	585,396
Cost of revenue	(289,049)	(682,617)	(924,315)	(141,657)	(968,410)	(2,292,153)	(351,288)
Gross profit	121,409	437,542	694,136	106,381	580,944	1,527,559	234,108

Operating expenses:
Selling expenses	(116,656)	(86,650)	(196,683)	(30,143)	(359,404)	(443,154)	(67,916)
General and administrative expenses	(51,619)	(254,815)	(447,045)	(68,513)	(133,221)	(771,971)	(118,310)
Research and development expenses	(14,221)	(38,546)	(208,889)	(32,014)	(31,933)	(299,285)	(45,867)
Total operating expenses	(182,496)	(380,011)	(852,617)	(130,670)	(524,558)	(1,514,410)	(232,093)
(Loss)/Income from operations	(61,087)	57,531	(158,481)	(24,289)	56,386	13,149	2,015

Other (expenses)/income:
Interest income, net	730	11,242	7,678	1,177	745	32,407	4,967
Investment income	—	5,842	11,621	1,781	—	20,352	3,119
Others, net	(522)	10,507	13,062	2,002	16,541	36,523	5,599
(Loss)/Income before income tax	(60,879)	85,122	(126,120)	(19,329)	73,672	102,431	15,700
Income tax benefit/(expense)	10,580	(77,288)	(110,625)	(16,954)	(25,924)	(230,532)	(35,331)
Net (loss)/income	(50,299)	7,834	(236,745)	(36,283)	47,748	(128,101)	(19,631)

Other comprehensive income/(loss):
Foreign currency translation adjustments	5	(357)	(14)	(2)	(805)	142	22
Total other comprehensive income/(loss)	5	(357)	(14)	(2)	(805)	142	22
Total comprehensive income/(loss):	(50,294)	7,477	(236,759)	(36,285)	46,943	(127,959)	(19,609)

Net (loss)/income per ordinary share/ADS
- Basic	(0.035)	0.005	(0.165)	(0.025)	0.033	(0.089)	(0.014)
- Diluted	(0.035)	0.005	(0.165)	(0.025)	0.033	(0.089)	(0.014)

Weighted average number of ordinary shares/ADSs
- Basic	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570
- Diluted	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(50,299)	7,834	(236,745)	(36,283)	47,748	(128,101)	(19,631)
Add: share-based compensation expenses
Selling expenses	1,737	9,760	123,270	18,892	6,250	142,325	21,810
General and administrative expenses	7,195	214,572	367,426	56,310	45,205	593,473	90,951
Research and development expenses	368	13,834	165,395	25,348	1,259	193,300	29,622
Non-GAAP net (loss)/income	(40,999)	246,000	419,346	64,267	100,462	800,997	122,752

Non-GAAP net (loss)/income per ordinary share/ADS
- Basic	(0.029)	0.171	0.292	0.045	0.070	0.557	0.085
- Diluted	(0.029)	0.171	0.292	0.045	0.070	0.557	0.085
Weighted average number of ordinary shares/ADSs
- Basic	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570
- Diluted	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570	1,436,815,570

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	23,549	798,828	1,290,121	197,718	338,125	2,589,383	396,840
Net cash (used in)/generated from investing activities	(447,678)	(746,205)	829,504	127,125	(497,836)	(1,812,894)	(277,839)
Net cash (used in)/generated from financing activities	584,205	324,272	(1,200,659)	(184,009)	576,402	174,881	26,801
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	3	15,915	(10,666)	(1,631)	(805)	19,339	2,966
Net increase in cash and cash equivalents and restricted cash	160,079	392,810	908,300	139,203	415,886	970,709	148,768
Cash, cash equivalents and restricted cash at the beginning of the period/year	324,013	153,691	546,501	83,755	68,206	484,092	74,190
Cash, cash equivalents and restricted cash at the end of the period/year	484,092	546,501	1,454,801	222,958	484,092	1,454,801	222,958